   FILED PURSUANT TO GENERAL INSTRUCTION II.L. OF FORM F-10, FILE NO. 333-120383




               PROSPECTUS SUPPLEMENT NO. 1 DATED JANUARY 24, 2005

 (TO BASE SHELF PROSPECTUS DATED DECEMBER 13, 2004, AS AMENDED JANUARY 14, 2005)

This prospectus supplement, together with the short form shelf prospectus dated December 13, 2004 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the short form shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

                              INTEROIL CORPORATION

                                  C$165,000,000
                             4,500,000 COMMON SHARES

         This prospectus supplement no. 1 is being filed to update the information with respect to the common shares being offered under the base shelf prospectus by certain of the selling shareholders. Subsequent to the filing of the base shelf prospectus, the Debentures owned by Middlemarch Partners Limited were sold to Kings Road Investments Ltd. The "List of Selling Shareholders" in the base shelf prospectus, as amended, is hereby amended to update the ownership of Kings Road Investments Limited and Middlemarch Partners Limited. Except as set forth in this prospectus supplement there is no change to the "List of Selling Shareholders" in the base shelf prospectus. The information in respect of these selling shareholders in the section entitled "List of Selling Shareholders" is now as follows:

                                                                                     NUMBER OF
                                      NUMBER OF SHARES                                 SHARES              PERCENTAGE
                                        BENEFICIALLY           NUMBER OF            BENEFICIALLY             OWNED
                                       OWNED PRIOR TO         SHARES BEING          OWNED AFTER              AFTER
  NAME OF SELLING SHAREHOLDER             OFFERING              OFFERED               OFFERING              OFFERING
--------------------------------     ------------------     ----------------       ---------------       ---------------
Kings Road Investments Ltd.(5)                  246,527              246,527                     0                     0

Middlemarch Partners Limited (7)                  5,990                5,990                     0                     0


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Notes:


(1) The shares beneficially owned by Kings Road Investments Ltd. include 203,372 common shares issued upon conversion of $4,100,000 aggregate principal amount of Debentures and 26,755 common shares issuable upon exercise of Warrants held by Kings Road Investments Ltd., and 16,400 shares issued in respect of the early conversion incentive. Kings Road Investments Ltd. is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund, which beneficially owns 47,000 common shares. Polygon Investment Partners LLP and Polygon Investment Partners LP, the investment advisors of Kings Road Investments Ltd. and Polygon Global Opportunities Master Fund, and Alexander Jackson, Reade Griffith and Paddy Dear, the partners of Polygon Investment Partners LLP and the members of the general partner of Polygon Investment Partners LP, share voting and investment power with respect to all of these common shares with Kings Road Investments Ltd. and Polygon Global Opportunities Master Fund. Polygon Investment Partners LLP, Polygon Investment Partners LP, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of these common shares.

(2) The shares beneficially owned by Middlemarch Partners Limited are issuable upon exercise of Warrants held by Middlemarch Partners Limited.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents of ours filed with the SEC and/or securities commissions or similar authorities in Canada are incorporated by reference for purposes of sales by the selling shareholders in Ontario (the document as so used is referred to as the "Canadian Prospectus") and for the purpose of sales by the selling shareholders in the United States (the document as so used is referred to as the "U.S. Prospectus"):

         (a) Annual Information Form dated May 19, 2004 as re-filed on December 9, 2004;

         (b) Comparative consolidated financial statements for the years ended December 31, 2003 and December 31, 2002, together with the auditors' report thereon, contained on pages 29-42 of the 2003 Annual Report of the Company;

         (c) Management's discussion and analysis for the year ended December 31, 2003 contained on pages 43-48 of the 2003 Annual Report of the Company;

         (d) Amended comparative consolidated financial statements for the years ended December 31, 2003, December 31, 2002 and December 31, 2001, together with the notes and the auditors' report thereon;

         (e) Unaudited comparative consolidated financial statements for the nine months ended September 30, 2004 and September 30, 2003;

         (f) Management's discussion and analysis in respect of the nine months ended September 30, 2004;

         (g) Management information circular for the annual and special meeting of shareholders held on June 29, 2004 (excluding those portions, which, in accordance with National Instrument 44-101, need not be incorporated by reference);

         (h) Material change report dated February 2, 2004 in respect of a revision to the estimate for completion of our refinery project in PNG;

         (i) Material change report dated March 16, 2004 in respect of the share sale agreement with BP plc to acquire BP's PNG subsidiary, BP PNG;

         (j) Material change report dated June 17, 2004 in respect of the arrival of the first shipment of crude oil for our refinery at our marine terminal located across the harbour from Port Moresby, PNG;

         (k) Material change report dated July 7, 2004 in respect of the refinery's crude distillation unit accepting feedstock for the first time;

         (l) Material change report dated August 27, 2004 in respect of the definitive agreement for the private placement of U.S.$30 million to U.S.$40 million of debentures;

         (m) Material change report dated September 10, 2004 in respect of the closing the issuance of an additional U.S.$15 million of convertible debentures, raising a total of U.S.$45 million; and

         (n) Material change report dated January 7, 2005 in respect of the conversion of all of our issued and outstanding convertible debentures.

         Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by us with a securities commission or similar authority in Canada, after the date of this prospectus and prior to May 6, 2005, shall be deemed to be incorporated by reference into this base shelf prospectus for purposes of any distribution of Registrable Securities in Ontario pursuant to the Canadian Prospectus. Any document of the type referred to in the preceding paragraph filed by us after the date of this prospectus with the SEC shall be deemed to be incorporated by reference into this base shelf prospectus for purposes of any sale of Registrable Securities in the United States pursuant to the U.S. Prospectus.

         Any statement contained herein in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this base shelf prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this base shelf prospectus.